Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) posted the following Q&A on its lowfaresfarther.com website as well as on its intranet website.

Audience: All Stakeholders

Q: Why AirTran?

A: AirTran fits into our vision for the next decade and beyond: to win more Customers, particularly business Customers; improve our Customer Experience; and add destinations to our route map with more flights, seats, and aircraft. Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Strategically, Southwest and AirTran are an excellent fit. Both have an emphasis on outstanding Customer Service, high quality low-cost operations, an all-Boeing fleet, and a solid low-fare brand. There is relatively little route overlap between the two carriers today, and joining the two networks will attract more Customers by allowing for a larger low-fare airline with a broader national network.

AirTran has a 22 percent domestic market share at Hartsfield-Jackson Atlanta International Airport. The acquisition of AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran), will give Southwest a major presence in Atlanta, the largest U.S. market we do not currently serve. In short order, Atlanta could be our largest daily operation.

AirTran has slots in New York LaGuardia and Ronald Reagan Washington National Airport. The acquisition will allow us to boost our presence in these slot-controlled markets where Southwest has little (LGA) or no (DCA) service today. The acquisition would also allow us to expand our service in other domestic markets, including Boston, Milwaukee, Baltimore, and Orlando. Further, AirTran operates near-international flights and serves smaller cities (than Southwest Airlines) with less frequency, which would provide us meaningful insight into these new expansion opportunities. This deal makes these opportunities realistic for us in the near-term.

We estimate the combination of Southwest and AirTran has the potential to yield annual net synergies in excess of $400 million through a highly complementary network and fleet commonality. We project this acquisition would result in a 15 percent pretax investment return upon full realization of estimated net synergies and excluding one-time acquisition and integration costs.

Q: Why now?

A: We are healthy and prepared. We have a strong Culture, outstanding Customer Service, excellent safe operations, a leading brand and Customer Experience, a nationwide route network, the strongest balance sheet in the domestic airline industry, and a cash flow and profit outlook that supports our consideration of this opportunity. Our liquidity is well above our target and forecast to grow. We have managed ourselves to be well prepared for this opportunity.

The breadth of Southwest’s network today creates enormous opportunities for growth anytime we add new cities to our network. The acquisition of AirTran is a unique opportunity to grow Southwest and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our strategy to boost profitability and achieve our financial targets.

To grow profitably, we must either take advantage of tactical opportunities or create our own strategic opportunities. The acquisition of AirTran provides a unique opportunity for us to achieve higher returns and more quickly achieve our financial targets. It gives us access to key markets where we have no service and sets the stage for future fleet growth.

Q: Why is the agreement structured as a combination of cash and stock?

A: We have structured this transaction in a manner that is intended to preserve our strong financial position and flexibility. We have the strongest balance sheet in the U.S. airline industry with over $3 billion in cash, a fully available $600 million line of credit, modest debt, and a very strong cash flow outlook. Using cash to fund a portion of the agreement provides superior return to our shareholders and a better use of our capital.

Q: What is the timeline of the transaction and next steps?

A: The boards of directors from both companies have unanimously approved the definitive agreement for Southwest to acquire AirTran. AirTran’s stockholders must approve the acquisition at a special stockholder’s meeting, and the transaction is subject to review by the U.S. Department of Justice and other regulatory approvals. The timeline for receiving necessary approvals can vary. Closing is contingent upon these approvals.

Until closing, Southwest Airlines and AirTran will continue to operate as independent airlines; therefore, Customers, Southwest Employees, and AirTran Crew Members (as they refer to all their employees) should expect no immediate changes.

After closing, Southwest plans to integrate AirTran into the Southwest brand by welcoming AirTran Crew Members into the Southwest Family, transitioning the AirTran fleet to the Southwest Airlines livery, developing a consistent Customer Experience, and combining frequent flyer programs over time. Employees and functions will be integrated into the Southwest Family as soon as possible.

Ultimately, and subject to receipt of necessary approvals, Southwest expects to operate under a Single Operating Certificate within 18-24 months after closing the acquisition.

Q: How much of your system currently overlaps?

A: Overlap markets represent less than one percent of total industry domestic available seat mile capacity.

Q: What are the expected strategic benefits?

A: Southwest and AirTran are an excellent fit. Both companies are low-cost, low-fare carriers with an emphasis on outstanding Customer Service. The two carriers’ route systems are complementary. The acquisition offers Customers more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, the busiest airport in the U.S. and the largest domestic market we do not serve. The acquisition also allows us to expand our presence in key markets, like New York LaGuardia, Boston Logan, and Baltimore/Washington, as well as enables us to serve Washington, D.C., via Ronald Reagan National Airport.

Based on current operations, with the addition of AirTran, Southwest’s share of current domestic capacity (as measured by available seat miles, or ASMs) would increase from approximately 15 percent to 19 percent. This compares to domestic ASM shares of about 21 percent each for both Continental/United and Delta/Northwest.

Q: What is our view on industry consolidation and what this merger means for the industry, and our own capacity plan?

A: Combining the two networks increases our opportunities and enables future growth that is greater than either company would be able to do individually. We believe acquiring AirTran will allow us to better respond to the competitive challenges of our industry.

Fleet

Q: What comprises the fleets of AirTran and Southwest?

A:

AirTran

•	52 Boeing 737-700s (137 seats)
•	86 Boeing 717s (117 seats)

Southwest

•	349 Boeing 737-700s (137 seats)
•	25 Boeing 737-500s (122 seats)
•	173 Boeing 737-300s (137 seats)

This will be a combined fleet of 685 Boeing aircraft.

Q: Do you plan to keep AirTran’s Boeing 717s?

A: We will continue to operate the Boeing 717, which we intend to transition to the Southwest livery over time.

Q: This is a deviation from your single-fleet strategy. Will that impact efficiency?

A: With a fleet of 86 Boeing 717s, the fleet is large enough to schedule efficiently. We are excited about the possibilities of scheduling a slightly smaller gauge aircraft. We believe the 717 will allow us to better match seasonal demand without necessarily changing frequency in a market. In addition, the 717 will allow us to consider markets and cities that historically have been considered too small for Southwest service.

Q: Will AirTran’s WiFi (AirCell/GoGo) and XM Radio products remain on their aircraft?

A: Until closing, each carrier will operate independently, including any offerings onboard the respective aircraft. The Integration Team will evaluate the existing commitments of AirTran. We have a contract with Row 44 and remain committed to the installation of WiFi onboard the Southwest fleet.

Q: How will this impact current/future aircraft orders at each carrier?

A: We expect the existing aircraft orders from both carriers will remain.

Q: What are the firm orders and options from Boeing for both carriers?

A: Southwest has 108 firm orders with 37 options through 2017; AirTran has 51 firm orders and no options through 2017.

Culture/Facilities

Q: Are you concerned at all about Culture?

A: Not at all. Quite the contrary—acquiring AirTran will be a boost for our Company Culture. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. This acquisition positions us for future growth and opportunities, and it’s invigorating to be part of a growing Company.

Q: How will you bring the Cultures of two companies together?

A: Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Both have won numerous awards for Customer Service. We will work closely with both employee groups as we combine our operations, and we will work with our Unions to address integration issues that impact our collective bargaining agreements. We will make it a priority to welcome the AirTran Crew Members into the Southwest Family.

Q: Who will be CEO?

A: Gary Kelly continues to be the Chairman, CEO, and President of Southwest Airlines. After close, Bob Fornaro, AirTran’s Chairman, CEO, and President, will continue to be involved in the integration of the two companies.

Q: Will any of AirTran’s senior management be retained for the combined company? Will you hire AirTran executives?

A: No longterm decisions on senior management, aside from the Chairman, President, and CEO, have been made.

Q: Will you close any AirTran destinations/facilities? Where will the corporate headquarters be located?

A: We are interested in serving the vast majority, if not all, of AirTran’s markets. The only AirTran airport we know we will not continue to operate at is Dallas Ft. Worth International (DFW). In 2006, we entered into a binding agreement with five parties (including DFW), which restricts us or any wholly owned subsidiary from operating at DFW. That restriction becomes effective at closing. AirTran can continue to serve DFW until the agreement closes.

The Corporate Headquarters will remain in Dallas, TX. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

Brand

Q: Does this effort impact any ongoing initiatives?

A: These initiatives will continue as scheduled:

•	Transforming southwest.com
•	Installing Wifi onboard our fleet
•	Launching a new Rapid Rewards frequent flyer program
•	Continuing to explore the 737-800
•	A partnership with Volaris

Other projects may be reprioritized.

Q: What about Bag Fees?

A: As you know, Southwest does not charge a bag fee for the 1st or 2nd checked bag. AirTran charges $20 for the 1st checked bag, $25 for the 2nd, and $50 for additional bags. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the bag fees would not be part of that product.

Q: Will you charge a Change Fee?

A: As you know, Southwest does not charge change fees. AirTran charges a $75 for any changes made after purchase. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the change fees would not be part of that product.

Q: What about assigned seats?

A: As you know, Southwest does not assign seats. AirTran does offer seat assignments including Business class and Coach. Upon full integration, it is our intent to have a consistent product offering. It is our intent that seat assignments would not be part of that product.

Q: What about dual class service?

A: As you know, Southwest offers one class of service. AirTran offers Business class and Coach. Upon full integration, it is our intent to have a consistent product offering. It is our intent that dual class service would not be part of that product.

Q: Will Southwest continue AirTran’s existing codeshare?

A: No final decision has been made. Southwest needs to understand the nature of AirTran’s partnership. We have had experience with codesharing (e.g. ATA), and currently have an agreement to commence international connecting itineraries to Mexico with Volaris by year end.

Q: Will AirTran now be part of your frequent flyer plan?

A: Over time, and with the appropriate notices, we’ll ultimately merge AirTran A+ Rewards members into our award-winning Rapid Rewards program. With a larger and stronger Southwest network and the transformation of our Rapid Rewards frequent flyer program, the union of the two programs creates a superior program for Southwest Airlines’ Rapid Reward members and AirTran’s A+ Rewards members. The new travel opportunities are expected to generate excitement for each carrier’s members and contribute to the transaction’s revenue synergies.

Labor

Q: How will you integrate employees covered by separate Collective Bargaining Agreements (CBA)?

A: During the period of separate operations, each of the work groups will continue to be governed by their applicable collective bargaining agreements. Employees not covered by a CBA will continue to be governed by their respective company’s practices and procedures. After operations are integrated into a single entity, Employees will be governed by the applicable Southwest Airlines CBA. Of course, complete integration will not occur overnight, and the period of transition may not be the same for every department. As the two airlines begin the transition to one integrated operation, there will likely be a need to seek interim agreements with various labor organizations to address transition issues that may arise. The agreement between Southwest and AirTran does not require Labor approval, and we are approaching the acquisition in compliance with our current CBAs. Integration of the two airlines will require fair and equitable integration of seniority lists (as stated in Allegheny-Mohawk), and negotiation of labor agreements applicable to the combined operation.

Audience: Employees

Q: Does this change your stated growth plans for 2011?

A: The acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our timeline to boost profitability and achieve our long-term financial targets, and at the same time, enables Southwest to gain access to U.S. markets that we do not serve today. It positions our route network for further fleet growth and enables us to better respond to unexpected changes in economic conditions and the competitive challenges of our industry. Absent this transaction, we are projecting a flat fleet in 2011.

Q: How will my life change? Will I keep my job? Will there be more opportunities?

A: Until closing, there will be no changes in how Southwest or AirTran does business as a result of the acquisition.

First and foremost, the acquisition is about profitable growth and more opportunities for Employees, not fewer—it gives us growth opportunities that were not possible before. Second, Southwest is committed to job security for our People. Thankfully, even through the deep recession last year, we were able to maintain our 39-year streak of no furloughs AND our 37-year streak of annual profitability, which very few companies were able to accomplish. Third, neither company is overstaffed. Southwest needs all of our Employees, and AirTran also runs a lean operation. As we grow, we will need more people, not fewer. That is why we plan to provide AirTran Crew Members an opportunity to work for Southwest, although some of the opportunities may require a change in location or position. Both companies will need to maintain our respective operations for some time. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

Q: Does this change our nonrevenue travel on AirTran, either for business or for personal?

A: Not at this time. You should continue to request interline passes in the manner that you do today. After closing, we will move quickly to enable mutual nonrevenue flight privileges for all employees.

Q: What will happen to my stock/401k/benefits?

A: For now, Southwest Employees will keep their benefits and AirTran Crew Members will do the same. The Integration Team will evaluate existing benefits and announce decisions at the appropriate time.

Audience: Customers

Q: How will this change the way I have always traveled on your airline?

A: Our dedication to the highest quality of Customer Service remains our key mission. Until closing, each airline will be operated independently. At this time, there are no changes to your Customer Experience on either Southwest or AirTran. Please continue to book and travel just as you do today. After closing, we’ll immediately begin working on ways to integrate the carriers. Our plan is to move quickly to provide a uniform Customer Experience, where possible. Ultimately, Southwest intends to operate under a single operating certificate and rebrand the AirTran fleet to the Southwest logo, colors, and configuration. Reservation and ticketing systems, web sites, and each carrier’s frequent flyer programs also will be combined over time. Some work will happen quickly, but much of the work will take months to implement. During this time, we’ll post updates on our progress and how you can best handle your travel needs.

Q: In common cities, may I fly on either Southwest or AirTran? Will you exchange tickets? Will you sell each other’s seats? Interline? Codeshare?

A: Until closing and receipt of requisite regulatory approvals, each airline will operate independently and sell its own product, as each airline does today. There will be technology considerations throughout the integration process, but we intend to begin selling AirTran flights on southwest.com as soon as we can after closing. At this time, it is impossible to speculate on timing and form of implementation.

We’ll post updates on our progress and how you can best handle your travel needs.

Q: When will I have access to international destinations? Can I fly on a Southwest flight and connect to an international destination on AirTran?

A: After closing and receipt of requisite regulatory approvals, we’ll immediately begin working on ways to integrate the two carriers. In time, we’ll work to make our service seamless to the Customer in order to open AirTran’s international destinations to the Southwest network. This capability likely will not exist immediately after closing, however.

Q: How will I be notified of any changes to flight schedules, destinations, policy changes, etc.?

A: Southwest and AirTran each have great tools for communicating with our Customers. If you haven’t had a chance yet, visit www.southwest.com for information on Southwest Airlines, and www.airtran.com for information on AirTran Airways.

Audience: Communities

Q: What will happen to air service in our community?

A: We are interested in serving the vast majority, if not all, of AirTran’s current markets. Our networks are highly complementary allowing the combined entity to offer new destinations and routings that were not available on a standalone basis. Based on current operations, a combined carrier would have nearly 43,000 Employees and serve more than 100 million Customers annually. Combining the two brands will create a stronger and larger low cost, low fare carrier network to serve our communities.

Q: What will happen to the Employees and facilities in my community?

A: Until closing, each airline will be operated independently. There will be no changes in how Southwest or AirTran does business in the near term, as a result of the acquisition. Southwest is interested in serving the vast majority, if not all, of AirTran’s markets. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.